A14
12/9/03

VF 12-4-03



03051587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 16190

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING
DEC - 1 2003
WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. ZUCKER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

771 WEST END AVE
(No. and Street)

NEW YORK	NEW YORK	10025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MURRAY ZUCKER (212)749-6907
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRAND SONNENSCHINE LLP, CPA'S
(Name — *if individual, state last, first, middle name*)

377 BROADWAY	NEW YORK	NY	10013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DR 12/11

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MURRAY ZUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. ZUCKER, INC., as of SEPTEMBER 30, 2003, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______



Signature

PRESIDENT

Title

Subscribed and affirmed
to before me this
26th day of November 2003



Notary Public

DEBORAH N. ENGEL
Notary Public, State of New York
No. 31-4523550
Qualified in New York County
Commission Expires June 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. ZUCKER, INC.

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

TABLE OF CONTENTS



BRAND SONNENSCHINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
M. Zucker, Inc.

We have audited the accompanying statement of financial condition of M. Zucker, Inc. as of September 30, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Zucker, Inc. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Brand Sonnenschine LLP

November 24, 2003

377 BROADWAY • NEW YORK, NY 10013 • TEL. (212) 219-0220 • FAX (212) 219-9052 • E-mail: bscpa@aol.com

M. ZUCKER, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS		
Cash	$	2,617
Marketable Securities, at market value		50,854
Prepaid taxes		924
TOTAL ASSETS	$	54,395
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	9,101
Due to stockholder		2,000
Total liabilities		11,101
Stockholders' equity		
Common stock, no par value, authorized 200 shares, issued 100 shares		5,000
Additional paid-in-capital		3,000
Retained earnings		35,294
Total stockholders' equity		43,294
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	54,395

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2003

Revenues		
Commissions	$	20,394
Interest and dividends		3,131
Unrealized gain on firm's securities account		5,484
		29,009
Expenses		
Officer compensation		6,700
Payroll taxes and benefits		14,214
Regulatory fees		1,090
Other expenses		2,184
		24,188
Earnings before income taxes		4,821
Provision for income taxes		455
NET EARNINGS	$	4,366

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2003

Balance – September 30, 2002		
Common stock	$	5,000
Additional paid-in-capital		3,000
Retained earnings		33,928
Total		41,928
Net earnings		4,366
Dividends		(3,000)
BALANCE – SEPTEMBER 30, 2003	$	43,294

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2003

Cash flows from operating activities		
Net earnings	$	4,366
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Investment gains		(5,484)
(Increase) decrease in assets		
Receivables		284
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		125
Net cash used in operating activities		(709)
Cash flows from financing activities		
Loans from stockholders		2,322
Net cash provided by financing activities		2,322
NET INCREASE IN CASH		1,613
Cash – September 30, 2002		1,004
CASH – SEPTEMBER 30, 2003	$	2,713

Supplemental disclosures of cash flows information		
Cash paid during the year for:		
Income taxes	$	455
Non-cash activities:		
Not readily marketable securities distributed to stockholder at estimated fair value	$	3,000

See accompanying notes to financial statements.

M. ZUCKER, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company was organized in the state of New York in October 1970. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). It is engaged solely in the sale of mutual funds and variable annuities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned – Securities owned are held for investment. Marketable securities are valued at market value. Not readily marketable securities are valued at fair value as determined by management.

Statement of cash flows – For purposes of the statement of cash flows, the company defines cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – SECURITIES OWNED

Marketable securities consist of mutual funds only.

NOTE 4 – NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Since the Company is engaged only in the sale of mutual funds and variable annuities and does not handle customer funds and securities, it must maintain a minimum net capital of $5000.

M. ZUCKER, INC.
SUPPLEMENTARY SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2003

Net capital		
Total stockholders' equity	$	43,294
Deductions for non-allowable assets		924
Net capital before haircuts on securities positions		42,370
Haircuts on securities owned		7,628
Net capital	$	34,742
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and other liabilities	$	11,101
Total aggregate indebtedness	$	11,101
Computation of basic net capital requirements		
Minimum net capital required	$	740
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	29,742
Excess net capital at 1,000 percent	$	33,631
Percentage of aggregate indebtedness to net capital		31.95%
Reconciliation with company's computation (included in part IIA of Form X-17A-5 as of September 30, 2003)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		34,742
Net capital per above		34,742

See accompanying notes to financial statements.

M. ZUCKER, INC.
SUPPLEMENTARY SCHEDULE II
STATEMENT REGARDING NON-APPLICABILITY OF ITEMS (I) AND (J) ON PAGE 2 OF THE FACING SHEET
YEAR ENDED SEPTEMBER 30, 2003

The Company's income is derived solely from the sale of mutual funds and variable annuities. It does not carry margin accounts or extend credit for customers, and it does not hold securities for the account of its customers.



BRAND SONNENSCHINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON MATERIAL INADEQUACIES

Board of Directors of
M. Zucker, Inc.

We have examined the financial statements and related schedules of M. Zucker, Inc. as of September 30, 2003 and have issued our report thereon dated November 24, 2003.

In connection with our audit we found no material inadequacies to exist since the date of our last audit.

November 24, 2003

Brand Sonnenschine LLP

377 BROADWAY • NEW YORK, NY 10013 • TEL. (212) 219-0220 • FAX (212) 219-9052 • E-mail: bscpa@aol.com